Exhibit 14.1
MOLECULAR INSIGHT PHARMACEUTICALS, INC.
Code of Business Conduct
INTRODUCTION
Treating people honestly, fairly and respectfully is the path to long-term success. Molecular Insight Pharmaceuticals, Inc. (together with its subsidiaries, the “Company”) is committed to honest, fair and respectful business practices. The Company firmly believes that ethical and professional conduct will make the Company a desirable employer, customer and investment.
The Code of Business Conduct (the “Code”) consists of basic standards of business practices and professional conduct. Such standards require honesty and candor in all activities and the observance of the spirit and the letter of the law. The Company’s Board of Directors (the “Board”) has adopted the Code to demonstrate its commitment to the highest standards of ethical and professional conduct. All employees are expected to comply with governmental laws and regulations as well as the Code. For the purposes of the Code, the term “employees” shall also include officers, directors, advisors, independent contractors and consultants of the Company.
No single document can effectively address the myriad of situations that will arise in today’s global workplace. If you have questions about the appropriate ethical or legal boundaries of a particular situation, you are encouraged to consult with your supervisor or the Company’s Compliance Officer. The Compliance Officer refers to the Company’s general counsel or, if the Company does not have a general counsel at any given time, such other person as may be appointed by the Company’s Board.
NATURE OF THE CODE
The Code is global in scope. It applies to all employees, officers, directors and persons who represent the Company worldwide. The Code replaces any prior communications, polices rules, practices, standards and/or guidelines whether written or oral, relating to the subject matter of the Code. To the extent permitted by law, employees must comply with the Code. If a governmental law or regulation conflicts with the Code, the employee must comply with the law, and the employee must report such conflict to a supervisor or the Company’s Compliance Officer.
The Code is a statement of ethical and professional standards. The Code is not intended to and does not in any way constitute an employment contract or assurance of continued employment. The Company does not create any contractual rights by adopting the Code. Moreover, the Code may be amended, modified or waived by the Company’s Board.

COMPLIANCE WITH THE LAW
All employees of the Company must comply with the law. The Company strives to be a good corporate citizen by obeying local laws in each country and community where it transacts business. Although laws vary by location and are subject to change, all employees of the Company have a responsibility to be informed of the legal and regulatory environment in which they operate. In addition, each member of management has the responsibility to ensure that adequate internal controls exist within his or her area of responsibility. All employees should consult with a supervisor or the Compliance Officer if they have any questions or concerns about laws or regulations.
In addition, the Company requires that all employees comply with its adopted policies and procedures to assure full compliance with the law, including the Company’s Insider Trading Policy, a copy of which is available in the Company’s Employee Handbook. The Company also requires that an employee satisfy all obligations under any agreement the employee has entered into with the Company, including provisions regarding the protection of confidential information, trade secrets and the assignment of inventions.
The Company is also subject to various disclosure obligations under federal and state securities laws and pursuant to the listing requirements of Nasdaq. In order to comply with these obligations, there must be full, fair, accurate, timely and understandable disclosure of material information in reports and documents that the Company files with, or submits to, the U.S. Securities and Exchange Commission or Nasdaq, and in other public communications made by the Company.
CONFLICTS OF INTEREST
Each employee should avoid any situation in which his or her personal interests conflict or appear to conflict with Company’s interests. Each employee is expected to perform his or her duties in a loyal and faithful manner. Employees should avoid entering into situations in which their personal, family or financial interests may conflict with those of the company. The following are examples of potential conflicts:
•	A conflict can arise when an employee, or a member of his or her family, receives improper personal benefits as a result of his or her position in the Company.

•	A conflict situation can arise when an employee takes actions or has interests that make it difficult to perform his or her Company work objectively and effectively.

•	It is generally a conflict of interest for a Company employee to work simultaneously for a competitor, customer or supplier of the Company.

•	A conflict situation can arise if an employee has financial interest in or a family relationship with a customer, supplier, vendor, contractor or competitor; this may cause divided loyalty with the Company, or the appearance of divided loyalty.

•	A conflict situation can arise if an employee acquires an interest in property (such as real estate, intellectual property rights or securities) where the Company has, or might have, an interest.

•	A conflict situation can arise if an employee acquires an interest in property in a transaction in which the Company is, or may be, interested.

•	It is generally a conflict of interest if an employee takes advantage of the Company’s corporate opportunities for personal profit.

•	A conflict situation can arise if an employee or an employee’s immediate family member receives fees, loans, commissions, or other compensation from a supplier, competitor or customer of the Company.

•	A conflict can arise when the Company makes a loan to an employee. Thus, the Company shall not make any loans to employees unless they are pursuant to a formal Company policy (such as a Relocation Policy), or are approved by the Board of Directors. This policy does not apply to loans to independent distributors or agents that are made under a written agreement.

•	A conflict would arise when a subordinate makes a loan to a supervisor or vice versa. Therefore, no supervisor shall solicit a loan or accept a loan from a subordinate and vice versa.

•	It would be a conflict of interest for any employee to divulge or use the Company’s confidential information, such as financial data, customer information, or computer programs, for his or her own personal or business purposes.

•	It would be a conflict of interest for any employee to make or attempt to influence any decision relating to any business transaction between the Company and a relative of such employee, or any firm of which such relative is an employee.

•	A conflict may arise when Company property is used for non-business purposes. Thus, assets of the Company should be used for legitimate business purposes and not for personal purposes. All employees have an obligation to use Company property efficiently and to report any theft of Company property.
Conflicts are not always clear-cut. The above situations serve only as guideposts for identifying potential conflicts of interest and are by no means comprehensive. If an employee becomes aware of a conflict of interest, potential conflict of interest or has a question as to a potential conflict of interest, the employee should consult with his or her supervisor or the Company’s Compliance Officer and follow the procedures described herein. If an employee becomes involved in a situation that gives rise to an actual conflict, the employee must immediately inform the Company’s Compliance Officer of the conflict.

COMPLIANCE WITH COMPETITION LAWS
The Company will vigorously compete, but will do so fairly. The Company complies with all laws protecting competition and marketplace integrity. The Company strictly adheres to what are called “competition” laws in many countries and “antitrust” laws in the U.S. – laws that protect markets around the world from anticompetitive behavior. Competition laws prohibit anticompetitive agreements, such as price-fixing and predatory efforts to eliminate competitors. Employees must become familiar with the laws and policies that apply to their jobs.
Competition laws vary around the world. Many countries, the European Union and individual states in the U.S. also have laws prohibiting anti-competitive behavior. The laws that apply may vary depending on where you work. These laws can also cover conduct outside the specific country enforcing such laws. Some competition laws – such as those in the U.S. and the European Union – may apply even when the conduct occurs outside the country’s or region’s borders. Penalties are severe. In the U.S., individuals convicted of price-fixing often receive prison sentences, and some companies have been fined hundreds of millions of dollars; customers and competitors can sue for three times the harm caused. In the European Union, fines for anti-competitive behavior can be ten percent of worldwide sales. Even careless conduct can violate the law. What might appear to be ordinary business contacts, such as a lunch discussion with a competitor’s sales representative or a gripe session at an industry trade association, can lead to competition law violations.
Certain agreements almost always violate competition laws. Never talk with or exchange information with competitors to:
•	Fix prices – this can include setting minimum or maximum prices or “stabilizing” prices;

•	Fix terms related to price, pricing formulas, trade promotions, credit terms, etc;

•	Divvy up markets, customers or territories;

•	Limit production;

•	Rig a competitive bidding process, including arrangements to submit sham bids; or

•	Boycott a competitor, supplier, customer or distributor.
Also, do not engage in discussions or other contacts with suppliers and customers that unfairly restrict trade or exclude competitors from the marketplace. Because of the risk, do not discuss competitive matters with competitors, at any time or any place, without authorization from the Company’s Compliance Officer. Other activities may raise competition law issues. Always consult with the Compliance Officer before:

•	Discussing joint ventures, mergers, acquisitions, marketing, purchasing or similar collaborative arrangements with what could be deemed a potential or create a competitive work issue;

•	Establishing exclusive dealing arrangements (e.g. contracts that require a company to buy only from or sell only to the Company);

•	Tying together different products or services (e.g., contracts that require a buyer who wants one product to also buy a second “tied” product);

•	Engaging in activities involving trade associations or setting industry standards;

•	Serving as a director or officer in a company that competes with the Company; or

•	Setting resale prices with resellers.
LAWS RELATING TO FOREIGN TRADE
Export Laws
The Company complies with all export laws that affect it. These laws sometimes prohibit doing business in certain countries or require that the Company files for and obtains export permits before shipping products to certain countries. These laws and regulations change from time to time.
All invoices and shipping documents that accompany the Company’s products must be accurate. These obligations may not be avoided by using a third party who will ship the Company’s products to a destination that would otherwise require an export permit. Each employee involved in the exporting of products or technology to foreign countries must become familiar with the export laws and regulations affecting his or her part of the Company’s business and abide by them.
U.S. Foreign Corrupt Practices Act
Many countries have laws that prohibit the payment of bribes to government officials. The U.S. Foreign Corrupt Practices Act also prohibits the Company from making payments to officials of foreign governments. Specifically, this law prohibits the Company from directly or indirectly offering, promising to pay, or paying money or anything of value to any foreign government official for the purpose of:
•	influencing the acts or decisions of the official;

•	inducing the official to act in violation of his or her duties; or

•	inducing the official to use his or her influence to assist in obtaining or retaining business for or directing business to any person.
The law also prohibits using intermediaries (for example, affiliates, agents and consultants) to channel payments to foreign government officials for the same purposes. This law applies to the Company and all employees and agents of the Company, regardless of their residence or nationality.

Anti-boycott Laws
U.S. anti-boycott laws and regulations prohibit the Company from refusing to do business with a boycotted country, or with any person who has dealt with a boycotted person or country and require the Company to report to the U.S. government certain boycott requests. While these laws were passed primarily to address the Arab boycott of Israel, they are not limited to that boycott. No employee, regardless of nationality, shall provide information, statements, certificates or any other communication that violate U.S. anti-boycott laws and regulations. Further, all boycott requests must be reported immediately to the Company’s Compliance Officer, so that the Company can, as required by law, report them to the U.S. government.
FAIR DEALING
As mentioned above, the Company seeks to compete fairly. Stealing proprietary information, possessing and using trade secret information that was obtained without the owner’s consent, or inducing such disclosures by past or present employees of other companies is prohibited. Each employee should respect the rights of and deal fairly with the Company’s customers, suppliers, competitors and employees. No employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair-dealing practice.
PHARMACEUTICAL PRODUCT LAWS AND REGULATIONS
The Company’s products are subject to a variety of laws and regulations around the world. Given the nature of the Company’s business, no aspect of our business is subject to more governmental regulation than the development, manufacture, approval, sales and marketing of our health care products. Because of the complex nature of many of these regulations, appropriate employees must take particular care to ensure that they are aware of regulatory requirements and take necessary steps to comply with them.
Each employee must be familiar with those laws and regulations that affect his or her responsibilities. For example, manufacturing employees must be familiar with the Good Manufacturing Practices (“GMP”) set forth in Quality System Regulations of U.S. Food and Drug Administration (“FDA”), and the quality principles of ISO 13485, and personnel in sales and marketing, customer support and clinical studies must be familiar with the obligation to promptly report adverse events and complaints.
All employees are obligated to understand the basic rules the Company follows to ensure compliance with FDA regulations regarding labeling, promotion, off-label use, pharmaceutical samples, and adverse event reporting. Additionally, employees must be familiar with and comply with the limitations on the promotion of the Company’s products.

RELATIONSHIPS WITH PHYSICIANS AND CUSTOMERS
Most countries in which the Company does business have laws and regulations that prohibit certain payments and donations to physicians and customers. Although too numerous to enumerate, one example is the U.S. Federal Healthcare Program Anti-Kickback Statute, violations of which can have both civil and criminal ramifications. The Company’s policy is to comply with all such laws and regulations. Sales and marketing employees are expected to be familiar with the laws and regulations that govern them.
In addition to complying with the pertinent laws and regulations, the Company will not:
1.	Make any payment or donation to a physician or customer in exchange for the physician prescribing or the customer purchasing the Company’s products;

2	Pay for a relative or friend of a physician or a customer to accompany the physician or customer on a trip; paying for the spouse of the physician or customer to is, however, a generally acceptable practice ;

3	Pay for a physician or customer to take a ‘side trip” in connection with a trip which the Company is otherwise permitted to pay for; or

4	Provide gifts or entertainment to a customer or physician that is extravagant or beyond that which is customary.
These prohibitions cannot be avoided by having a third party make a payment or undertake an activity that would be prohibited by the Code.
The Company often has legitimate reasons to enter into agreements with physicians or customers. Examples of such agreements are clinical study agreements, consulting agreements and patent license agreements. In many countries, various associations have created codes of ethics that govern these types of relationships. All such agreements must be in writing and provide that payments for services will be made upon receipt of the work to be performed. All employees of the Company have a responsibility to be aware of the legal, regulatory and ethical environment in which they work.
DEALING WITH GOVERNMENT EMPLOYEES
Employees of the Company will respect the laws and regulations that affect government employees in any dealings with them. In the U.S., this means not providing or offering to provide anything of value to government employees, including but not limited to normal business courtesies such as paying for lunch. The promise, offer or delivery to an official or employee of the U.S. Government of a gift, favor or other gratuity in violation of the pertinent laws and regulations would not only constitute a breach of the Code but could also be a criminal offense.

Employees must always be honest when dealing with government employees. When communicating with others, it is important to differentiate between fact, opinion and speculation without first making your best effort to obtain the facts. If a Company employee must speculate or express an opinion when communicating with a government employee, the communication, whether verbal or written, should clearly be identified as such. No employee will make any false certification to a government employee.
The Company’s Compliance Officer should be consulted prior to offering employment to anyone who is a government employee.
SCIENTIFIC INTEGRITY
The design, development, testing, verification and validation of the Company’s products are at the core of the Company’s business. These processes require rigorous use of scientific methods and engineering principles. This work must be conducted with attention to detail and the highest standard of professional care. No false or inaccurate data should ever knowingly be recorded as part of these processes.
HEALTH AND SAFETY
The Company is committed to providing safe and healthful working conditions for its employees, contractors and visitors. The Company will conduct all worldwide operations and activities in a manner that recognizes the value of human health and the quality of life.
The Company recognizes that the responsibilities for safe and healthful working conditions are shared in the following ways:
1.	The Company will establish and implement workplace health and safety programs and policies to help ensure safe and healthful workplace conditions.
2.	The Company will establish and implement workplace programs that ensure a workplace that is free from substance abuse and the health and safety hazards that substance abuse poses.
3.	Supervisors and managers will strive to create an environment where employees have genuine concern for safety and all operations are performed with proper regard for the safety and health of all personnel involved.
4.	All employees are expected to conduct their work in a safe manner and comply with all health and safety programs, policies, procedures, and laws.

5.	No employee may bring into the workplace a firearm or a weapon of any kind, nor any explosive substance that is not directly related to the needs of the business.
THE ENVIRONMENT
The Company is committed to operating its businesses and facilities and to producing its products in a manner that respects human health and the environment. The Company requires that its operations be in compliance with all national, regional and local laws and regulations relating to the environment, including those affecting air emissions, water purity and waste disposal.
All employees are encouraged to be alert to environmental issues that may impact their particular job functions and are expected to inform themselves of all environmental standards applicable to their activities. In case of doubt or uncertainty regarding any environmental matter, employees should promptly seek the advice of their supervisor or the Company’s Compliance Officer.
CONFIDENTIAL INFORMATION, TRADE SECRETS AND INVENTIONS
During the course of their employment, employees may work with or develop inventions, services, ideas, concepts, valuable information, and materials relating to the Company’s business that are not known or available outside of the Company. These inventions, services, ideas, concepts, valuable information, and materials are broadly called “confidential information” or “trade secrets” and are of great importance in our highly competitive business. In order to retain their value, they must be kept confidential and contained within the Company.
All employees of the Company accept a continuing legal obligation to protect Company assets and not to disclose trade secrets or confidential information to outside parties. Various laws enable us to protect these assets. An employee’s obligation to protect the Company’s trade secrets and confidential information continues even after the employee leaves the Company for any reason. In a similar fashion, if an individual was previously employed by another organization, that individual has an obligation not to disclose the previous employer’s confidential information.
It is impossible to list all of the many types of confidential information that exist, but a partial list includes: plans for and results of research and development, clinical testing results, product designs, manufacturing methods, applications to government agencies for product approvals, cost figures, strategic plans, operating plans, sales results, financial results, construction plans, marketing and advertising studies and plans, customer lists, computer information and software, the identity of vendors, and special techniques of any kind peculiar to our Company’s operations. Employees will find confidential information disclosed or contained in memoranda, notes, laboratory notebooks, reports, charts, drawings, blueprints, pictures, visual aids, samples, in hard copy, or in electronic forms, such as hard disk, floppy disk or magnetic tape. These are examples of materials you should safeguard carefully during your employment with the Company, and leave behind as Company property when your employment ends.
In the course of your work, it may be necessary to reveal certain other confidential information to persons outside the Company, e.g. to contractors, vendors, or design firms. Specific clearance from your supervisor or the Compliance Officer must be obtained prior to making such disclosures. You should carefully consider whether, to what extent and to whom the trade secrets can be safely disclosed. Disclosure should be limited to the minimum number of people necessary to accomplish the goals of the Company. In most cases, a confidentiality agreement approved by the Company’s Compliance Officer should be executed with the outside party before the disclosure is made. Publication, either orally or in writing, of Company information requires approval from your supervisor or the Compliance Officer.
Accidental disclosure of confidential information can be as harmful as intentional disclosure. The safest practice is to avoid discussing trade secrets with anyone other than those Company employees who have a need to know them in the performance of their job functions.
The Company’s policy is to abide by the obligations contained in all confidentiality agreements that the Company enters into with other persons or entities. It is also the Company’s policy that each employee of the Company respects the confidential or trade secret information of previous employers.
Each employee has a duty to disclose to the Company any invention he or she may make during his or her employment with the Company, to cooperate with the Company in the preparation and filing of any patent applications the Company decides to pursue, and to assign any such invention to the Company.
Each employee has executed an agreement with the Company that specifically details such employee’s obligations concerning the protection of Company confidential information, trade secrets, and employee obligations related to disclosure and assignment of all inventions and intellectual property that the employee may develop in connection with his employment with the Company. The terms and conditions of these agreements between the employees and the Company continue in full force and effect after employment ends.
PATIENT PRIVACY
As part of our business, the Company may obtain medical information and other patient information. This information may be contained in records obtained as part of a clinical study, patient device tracking records, vigilance records, records obtained while providing technical support or other records. All such records and information are treated as confidential and the Company will comply with applicable laws and regulations relating to the use and disclosure of such records and information. Only employees who need to use this information as part of their jobs are given access to it. Such information can be shared with the patient or legally authorized designee, the patient’s physician and, when required, government agencies such as the FDA and the courts. It is permissible to communicate patient information to physicians through agents of the physician. In the event any other person requests such information, the request shall be forwarded to the General Counsel.
LOBBYING ACTIVITIES
A variety of laws and regulations affect lobbying activities, i.e. efforts by employees of the Company on behalf of the Company to persuade legislators and senior members of a government or government agency to adopt or oppose adoption of certain policies. “Lobbying” does not include routine business dealings with regulatory agencies, such as obtaining a product approval from the FDA or interacting with government agencies on Company related compliance matters or issues. In order to assure compliance with all such laws and regulations, all lobbying efforts must be reviewed and approved in advance by the Company’s Compliance Officer.
BOOKS AND RECORDS AND ACCOUNTING PRACTICES
No undisclosed or unrecorded bank accounts, funds, or assets of the Company shall be established for any purpose.
No false or artificial entries shall be made in any books or records of the Company for any reason. No employee shall engage in any assignment that results in such entries being made.
No payment on behalf of the Company shall be approved or made with the intention or understanding that a part or all of such payment is to be used for any purpose other than that described by the document supporting the payment.
No payments of any kind (whether commissions, promotional expenses, rebates, personal expenses, free goods or whatever) may be made to an unaffiliated distributor or sales agent (or employee or agent of any such entity or person) in any country other than that in which the sales were made or in which the distributor or sales agent has a substantial place of business.
DERIVATIVES
No employee (except for the Chief Financial Officer (“CFO”) of the Company or other employee who has been given written authorization by the CFO) is authorized to enter any contract on behalf of the Company known as a “derivative” financial instrument, such as an option, a put, a call, or a futures contract, or to make any payment for such a contract of financial instrument.

HUMAN RESOURCES
The Company is committed to the creation of a work environment where individual differences among its employees are respected. All Company activities, especially those involving recruitment, hiring, training, development, transfers, promotions, performance appraisals, compensation and benefits are to be carried out in accordance with this commitment.
Because the Company’s primary focus in employment is the pursuit of excellence, the Company is unequivocally committed to affording equal employment opportunities to all individuals who share its commitment to excellence regardless of their race, color, religion, sex, national origin, marital status, age, citizenship, veteran status, or status with respect to public assistance or disability.
All employees should conduct themselves on the job in a manner appropriate to the workplace. The normal standards of respect, courtesy and consideration for others should be observed in all contacts with other employees as well as with other people who may have business to transact with the Company. In particular, all employees must be sensitive to the concerns and values of others regardless of their race, color, religion, sex, national origin, age, citizenship, veteran status or disability. Each employee has the right to work in an environment free of harassment and of any nature.
All levels of supervision are responsible for monitoring and complying with the Company practices and procedures for the handling of employee complaints about harassment and other discrimination. Employees are encouraged and have a responsibility to report practices that they feel are inappropriate. No employee will be subjected to any form of retaliation for reporting, in good faith, known or suspected harassment or discriminatory activity, or any other violation of the Code. Discriminatory or inappropriate conduct in the workplace may result in disciplinary action up to and including discharge and legal action.
MEDIA RELATIONS
Since the reputation of the Company is one of its most important assets, all inquiries and contacts from the media should be directed to the Vice President of Corporate Communications. Employees should make no comments to the media on behalf of the Company, whether officially or “off the record”. The Corporate Communications Department at Company headquarters shall issue all press releases concerning the Company. If a reporter or other member of the news media contacts any employee regarding the Company, the employee should refer such person to the Company’s Vice President for Corporate Communications. The employee should not answer any questions, comment on, confirm or deny anything related to the Company’s business

REPORTING POSSIBLE ISSUES
The Company encourages employees to talk to supervisors, managers or other appropriate personnel when in doubt about the best course of action in a particular situation. Employees should promptly report violations of the laws, rules, regulations or the Code to appropriate personnel as set forth below. The Company will under no circumstances allow any retaliation for reports made in good faith.
Raising a Concern
One of the most important responsibilities of a Company employee is the obligation to raise a concern about a possible violation of Company policy or the law. Although some individuals may feel uncomfortable raising a concern, it is important to remember the tremendous harm that not raising a concern can cause, including serious damage to the health and safety of employees, the Company as a whole, and the communities in which it operates, the loss of confidence in the Company by customers, shareholders, governments, and neighbors and penalties against the Company or individual employees.
How to Raise a Concern or Report a Violation
If you have a question or concern about what might be a violation of Company policy you may contact your supervisor, the Human Resources Department, the Company’s Compliance Officer, the Audit Committee Complaints Officer or call 1-800-270-0082. An employee who knows of a violation of the Code or the law must immediately report it. Any of the above-named parties who receives such a report must promptly advise the Compliance Officer.
Generally, your supervisor will be in the best position to resolve the issue quickly. If after raising a concern the issue is not resolved, raise it immediately with one of the other contacts listed above. You can raise your concern orally or in writing, electronically or hardcopy, and if you prefer, you can do it anonymously.
All reports regarding a potential violation of the Code will be promptly investigated by the Company. The Compliance Officer will determine the appropriate nature of the investigation. The Compliance Officer will report all concerns regarding accounting, internal accounting controls or auditing matters to the Audit Committee of the Board of Directors.
DISCIPLINE FOR VIOLATIONS
Disciplinary actions may be taken for, among other things, the following activities:
1.	Authorization or participation in actions that violate the Code.
2.	Failure to report a violation of the Code.

3.	Failure to cooperate in the investigation of a possible violation.
4.	Failure by a violator’s supervisor(s) to detect and report a violation, if such failure reflects inadequate supervision.
5.	Retaliation against an individual for reporting a possible violation.
The nature of any disciplinary action taken will depend on the nature of the violation and the circumstances involved. When appropriate, the disciplinary action may include dismissal. Any disciplinary action (other than with respect to executive officers and directors) will be reviewed and approved by the employee’s line management and the Vice President of the Human Resources Department. Any disciplinary action with respect to executive officers and directors will be reviewed and approved by the Board (not including any affected director(s)).
WAIVERS OF THE CODE
From time to time, the Company may waive certain provisions of this Code. Any employee or director who believes that a waiver may be called for should discuss the matter with the Company’s Compliance Officer. Waivers for Company officers or members of the Board may only be made by the Board or the Nominating and Governance Committee. The Company will promptly publicly disclose any such waiver as required by law, regulation or applicable stock exchange rule.
RESPONSIBILITY STATEMENT
Employees are accountable for knowing and abiding by the Code. The Company may require that employees, officers and directors sign an acknowledgement confirming that they have received and read this Code of Business Conduct, understand it, and are in compliance with its provisions. The Company may also require certain supervisory personnel to complete an annual questionnaire regarding their knowledge of any potential or actual violations of the Code.
Adopted on: September 16, 2008